# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Crown Reserve Acquisition Corp. I, CIK 0002070887
CUSIP: G2574F119
Title of class of securities: Class A ordinary shares, $0.0001 par value per share
Address of issuer's principal executive offices: Cricket Square, Hutchins Drive,, PO Box 2681,, Grand Cayman, Cayman Islands (E9), KY1-1111
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001512805

## Reporting persons
- Westchester Capital Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 72,328; shared voting power 806,049; sole dispositive power 72,328; shared dispositive power 806,049; aggregate amount beneficially owned 878,377 (5.09% of the class)
  Comment: * Based on 17,250,000 Shares outstanding as of March 27, 2026, as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 27, 2026.
  
  The Class A ordinary shares (the "Ordinary Shares") reported herein include shares held in the form of units (the "Units"), each Unit consists of one Class A ordinary share of the Issuer, one half (1/2) of one redeemable warrant (each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share), and one right (each right entitles holder to receive 0.20 of one Class A ordinary share upon consummation of a Business Combination).
- Westchester Capital Partners, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 7,495; shared voting power 0; sole dispositive power 7,495; shared dispositive power 0; aggregate amount beneficially owned 7,495 (0.04% of the class)
  Comment: * Based on 17,250,000 Shares outstanding as of March 27, 2026, as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 27, 2026.
  
  The Class A ordinary shares (the "Ordinary Shares") reported herein include shares held in the form of units (the "Units"), each Unit consists of one Class A ordinary share of the Issuer, one half (1/2) of one redeemable warrant (each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share), and one right (each right entitles holder to receive 0.20 of one Class A ordinary share upon consummation of a Business Combination).

## Item 1. Issuer
Name of issuer: Crown Reserve Acquisition Corp. I
Address of issuer's principal executive offices: Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman KY1-1111, Cayman Islands

## Item 2. Person Filing
Name of person filing:
This statement is being filed jointly by the following (each, a "Reporting Person," and collectively, the "Reporting Persons"): Westchester Capital Management, LLC ("Westchester"), a Delaware limited liability company, and Westchester Capital Partners, LLC ("WCP"), a Delaware limited liability company.

Westchester, a registered investment adviser, serves as sub-advisor to each of The Merger Fund ("MF"), The Merger Fund VL ("MF VL"), Virtus Westchester Event-Driven Fund ("EDF"), Virtus Westchester Credit Event Fund ("CEF"), JNL/Westchester Capital Event Driven Fund ("JNL"), JNL Multi-Manager Alternative Fund ("JARB") and Principal Funds, Inc. - Global Multi-Strategy Fund ("PRIN"). WCP, a registered investment adviser, serves as investment adviser to Westchester Capital Master Trust ("Master Trust", together with MF, MF VL, EDF, CEF, JNL, JARB and PRIN, the "Funds"). The Funds directly hold Class A Ordinary Shares of the Company for the benefit of the investors in those Funds. Mr. Roy Behren and Mr. Michael T. Shannon each serve as Co-Presidents of Westchester.

Westchester and WCP often make acquisitions in, and dispose of, securities of an issuer on the same terms and conditions and at the same time. Based on the foregoing and the relationships described herein, these parties may be deemed to constitute a "group" for purposes of Section 13(g)(3) of the Act. The filing of this statement shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group.
Address of principal business office or, if none, residence:
Westchester Capital Management, LLC
100 Summit Lake Drive, Valhalla, NY 10595

Westchester Capital Partners, LLC
100 Summit Lake Drive, Valhalla, NY 10595
Citizenship: Each of Westchester and WCP are organized under the laws of the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
Westchester Capital Management, LLC: 878,377
Westchester Capital Partners, LLC: 7,495
Percent of class:
Westchester Capital Management, LLC: 5.09%
Westchester Capital Partners, LLC: 0.04%
Sole power to vote or to direct the vote:
Westchester Capital Management, LLC: 72,328
Westchester Capital Partners, LLC: 7,495
Shared power to vote or to direct the vote:
Westchester Capital Management, LLC: 806,049
Westchester Capital Partners, LLC: 0
Sole power to dispose or to direct the disposition:
Westchester Capital Management, LLC: 72,328
Westchester Capital Partners, LLC: 7,495
Shared power to dispose or to direct the disposition:
Westchester Capital Management, LLC: 806,049
Westchester Capital Partners, LLC: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Westchester Capital Management, LLC: /s/ CaSaundra Wu, Chief Compliance Officer (05/15/2026)
- Westchester Capital Partners, LLC: /s/ CaSaundra Wu, Chief Compliance Officer (05/15/2026)